Exhibit 99.1

CORPBANCA

PREFERRED OFFERING OF SHARES OF CORPBANCA

ARTICLE 27 OF LAW 18,046

CorpBanca (the “Issuer”) offers to sell, as of December 6, 2009, in preferred form 5,672,732,264 of shares issued by CorpBanca equivalent to 2.5% of the issued and paid shares, which offer will be available to those shareholders entitled to participate pursuant to paragraph II of this notice, in accordance with the share repurchase program authorized in the Extraordinary General Shareholders’ Meetings on April 15, 2008 and October 15, 2009.

I.	IDENTITY OF ISSUER

CorpBanca is banking corporation, Rut. 97.023.000-9, domiciled at Rosario Norte 660, Las Condes, Santiago.

II.	SHAREHOLDERS ENTITLED TO PARTICIPATE

Existing shareholders of CorpBanca who are shareholders of record in CorpBanca’s Shareholders’ Registry as of the fifth business day prior to the commencement of the preferred offering, or the close of business on December 1, 2009, are entitled to participate in this preferred offering.

III.	PRICE

The preferred shares are being offered at a price of Ch$3.50 per share.

IV.	TERMS OF THE PREFERRED OFFERING

1. Up to 5,672,732,264 preferred shares of one series, with no nominal value will be issued by CorpBanca. The offered shares will be free of liens, charges and other prohibitions/limitations that would affect their transferability.

2. Shareholders entitled to purchase the shares or their assignees of such option, may acquire on a pro rata basis of such shareholders’ holdings and should notify the Issuer in writing of its intention to acquire and pay for such shares, all to be done within a period of 30 calendar days from the date of publication of the commencement of the offering, or between December 6, 2009 and January 4, 2010, it being understood that failure to notify the Issuer of an intention to purchase during such period shall be deemed to be a rejection of such shareholder’s right to purchase.

Any shares not purchased by existing shareholders or their assignees, as well as any shares that result from fractional purchases resulting from the pro rata apportionment, shall be offered on a pro rata basis to existing holders or their assignees that acquired shares during the first preferred offering period and expressed their will to purchase additional shares on a pro rata basis to the shares purchased in the first preferred offering period, for a period of 45 calendar days from the expiration of the first preferred offering period, or from January 5, 2010 to February 18, 2010.

Existing shareholders or their assignees may exercise their right to acquire preferred shares from 0:00 hours on the respective commencement date until 24:00 hours on the respective expiration date.

3. The preferred offering described herein shall not be registered with the U.S. Securities and Exchange Commission and is not directed at any holder of American depositary receipts (ADRs), without prejudice to the ability of holders of ADRs to purchase shares of CorpBanca on the Chilean local market.

4. Existing shareholders shall have a right to acquire 0.0256410256390554 preferred shares for each share they currently own.

5. The right to acquire shares in this preferred offering is renounceable and transferable during the period indicated in paragraph II, item 2 above. Any transfer of a right to acquire shall be made pursuant to a private deed signed by the assignee and assignor before two witnesses of legal age or before a broker-dealer or notary public, or in a public deed signed by the assignee and assignor.

Such transfer shall have effect on CorpBanca or any third party upon recognition of same by CorpBanca, with respect to any certification issued or retired from the DCV Registros.

Certification demonstrating the preferred rights held by existing shareholders shall be made available to shareholders and their assignees through DCV Registros within one business day after receipt of a request for such information and may be picked up at Huerfanos 770, 22nd floor between 9:00 a.m. and 5:00 p.m.

V.	PROCEDURES FOR ACCEPTING THE OFFER

Shares shall be purchased through DCV Registros S.A. (“DCV”), located at Huerfanos 770, 22nd floor, and paid for at the moment of their purchase in cash, cashier’s check, electronic wire transfer or other instrument or equivalent of readily-available cash. Any cashier’s checks should be dated the same date. Any delivery of shares shall be subject to clearance of funds in respect of any payment by check. Any acquisition will be null and void if any payment fails to clear.

Existing shareholders or assignees that wish to accept the offer will be required to sign a share transfer as acquirer for the total amount of shares that it wishes to purchase only during the period of such offering. In connection with such share transfer, shareholders or the assignees shall be required to deliver: (a) photocopies of both sides of the identification card of any natural person holder, their representative, as the case may be, or the representative of any juridical person, which original will need to be demonstrated at the moment of signing the share transfer; (b) an original or authorized copy of the power of attorney pursuant to which any representative of a holder or assignee is acting, which should contain the powers of representation authorized before a public notary; and (c) an authorized copy of the legal documentation of any juridical person.

VI.	PAYMENT OF PRICE

The price of the shares purchased shall be paid to CorpBanca upon subscription of the preferred shares.

VII.	NOTICES AND INFORMATION

All notices made or to be made in connection with this preferred offering will be published in the Chilean newspaper “La Tercera.” Further information may be obtained at the offices of DCV Registros, telephone 393-9003, located at Huerfanos 770, 22nd floor, Monday through Friday from 9:00 a.m. to 5:00 p.m. and at the address and website of the Superintendency of Securities and Insurance, www.svs.cl.

VIII.	SALES TO THE PUBLIC

If during the period set forth in paragraph IV, item 2, the maximum amount of preferred shares are not issued, the remaining shares will be offered for sale through the Santiago Stock Exchange.

General Manager(s)

Santiago, December 2009